Exhibit 99.1

ANNUAL GENERAL MEETING 2018 OF VOXELJET AG

DECLARED VOTING RESULTS

Agenda Item	Object of the Resolution	Valid Votes Cast	YES-Votes	NO-Votes	Proposal
No. 2	Discharge of the management board	766,934	753,059	13,875	Accepted
No. 3	Discharge of the supervisory board	1,605,137	1,591,267	13,870	Accepted
No. 4	Appointment of the auditor	1,608,872	1,599,534	9,338	Accepted
No. 5	Cancellation of the Authorized Capital 2014/I and Creation of new Authorized Capital 2018	1,606,760	1,566,570	40,190	Accepted